16006279

SEC Mail Processing Section

MAR 18 2016

Washington DC 409

SI

Amendment

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-34979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BPU INVESTMENT MANAGEMENT INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE OXFORD CENTER, 301 GRANT ST., SUITE 3300

(No. and Street)

PITTSBURGH (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL BRAHIM 800-822-6585 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LALLY & CO., LLC

(Name – *if individual, state last, first, middle name*)

5700 CORPORATE DRIVE, SUITE 800 (Address) PITTSBURGH (City) PA (State) 15237-5851 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PAUL BRAHIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BPU INVESTMENT MANAGEMENT INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
SHEYNA LYNN HUDY
Notary Public
CITY OF PITTSBURGH, ALLEGHENY COUNTY
My Commission Expires Dec 5, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPU INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2015

BPU INVESTMENT MANAGEMENT, INC.
DECEMBER 31, 2015

CONTENTS

Report of Independent Registered Public Accounting Firm and Financial Statements

Supplementary Information Pursuant to SEC Rule 17a-5

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **BPU Investment Management, Inc.** ("Company") as of December 31, 2015 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2015, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 25, 2016

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents	$	189,499
Receivable from Broker-Dealers and Clearing Organizations		334,498
Securities Owned - Not Readily Marketable		2,630
Loans and Advances Receivable - Officers and Employees		110,266
Prepaids and Other Assets		102,671
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation of Approximately $411,300		69,664
Total Assets	$	809,228

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	282,400
Payable to Broker-Dealers and Clearing Organizations		24,333
Securities Sold, Not Yet Purchased		37,751
Total Liabilities		344,484
Stockholders' Equity		
Common Stock - Par Value $1 Per Share; 100,000 Shares Authorized; 65,000 Shares Issued and Outstanding		65,000
Retained Earnings		399,744
Total Stockholders' Equity		464,744
Total Liabilities and Stockholders' Equity	$	809,228

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

REVENUE	
Investment Management Fees	$ 4,728,208
Commissions and Fees	1,329,939
Investment Banking Fees	29,480
Principal Transactions	543,207
Other Revenues and Gains	45,277
Total Revenue	6,676,111
EXPENSES	
Employee Compensation and Benefits	4,327,622
Investment Banking Commissions	9,200
Occupancy and Equipment	454,384
Professional Services	415,862
Clearing Charges	389,834
IT, Data, Research, and Communications	350,644
Travel and Entertainment	180,541
Advertising and Marketing	159,614
Licenses and Registrations	73,780
Other Expenses	297,641
Total Expenses	6,659,122
Net Income	$ 16,989

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2015

Subordinated Borrowings - December 31, 2014	$	-
Increases		-
Decreases		-
Subordinated Borrowings - December 31, 2015	$	-

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings	Total
Balance - December 31, 2014	$ 65,000	$ 382,755	$ 447,755
Net Income	-	16,989	16,989
Balance - December 31, 2015	$ 65,000	$ 399,744	$ 464,744

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

OPERATING ACTIVITIES		
Net Income	$	16,989
Noncash Items Included in Net Income		
Depreciation		36,854
Changes In		
Receivable from/Payable to Broker-Dealers and Clearing Organizations		(120,221)
Securities Owned		62,566
Advances Receivable - Employees		(4,398)
Prepaids and Other Assets		63,407
Accounts Payable, Accrued Expenses, and Other Liabilities		(59,146)
Payable to Broker-Dealers and Clearing Organizations		18,679
Securities sold, Not Yet Purchased		37,751
Net Cash and Cash Equivalents From Operating Activities		52,481
INVESTING ACTIVITIES		
Purchase of Equipment		(47,711)
Net Repayment of Loans to Officers		(1,157)
Net Cash and Cash Equivalents From Investing Activities		(48,868)
Net Decrease in Cash and Cash Equivalents		3,613
Cash and Cash Equivalents - Beginning		185,886
Cash and Cash Equivalents - Ending	$	189,499
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	3,229

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

BPU Investment Management, Inc. was incorporated in September 1985 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor with the Securities and Exchange Commission ("SEC").

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Pittsburgh as well as two additional branch offices in Greensburg and Uniontown, Pennsylvania. The Company executes principal and agency securities transactions, provides investment banking services, and manages investment portfolios.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of BPU Investment Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from those estimates that were used.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis generally the third business day following the trade date. In the opinion of management, the difference in settlement date versus trade date recording is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurement.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing organizations. Those organizations are located in Pennsylvania and Massachusetts (financial institutions) and New Jersey (clearing organizations). The accounts maintained are insured either by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with those accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurements and Disclosures. Proprietary securities transactions are recorded on a settlement date basis. Securities owned are held in accounts with the Company's clearing broker and a mutual fund company. The securities accounts are insured by SIPC up to $500,000.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is estimated over the estimated useful lives of the assets on accelerated methods for financial reporting purposes. Depreciation expense for the year ended December 31, 2015 amounted to approximately $36,900.

Investment Management Fees

Investment management fees charged to customers are billed quarterly in advance and recognized on a pro rata basis over the quarter as earned.

Advertising and Marketing Costs

Advertising and marketing costs are charged to operations when the event takes place. Advertising and marketing expense was approximately $159,600 in 2015.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax rates. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax penalties and interest as a result of such a challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the filing date.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2015 and through February 25, 2016, the date the financial statements were issued.

3 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3 - FAIR VALUE MEASUREMENTS (Continued)

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equities are valued at quoted market prices or at cost based on limited marketability.

There have been no changes in the methodologies used at December 31, 2015.

The following table summarizes the valuation of the assets and liabilities by the fair value hierarchy as described above as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Equity securities	$ -	$ -	$ 2,630	$ 2,630
Liabilities:				
Securities sold, not yet purchased:				
Equity securities	$ 37,751	$ -	$ -	$ 37,751

There were no transfers between Level 1 and Level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2015:

	Balance January 1, 2015	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2015
Equity securities	$ 2,848	$ (218)	$ -	$ 2,630

4 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consisted of the following:

Receivable from Broker-Dealers	$ 49,277
Payable to Broker-Dealers	$ 5,104
Deposits with Clearing Organizations	$ 100,000
Fees and Commissions Receivable	185,221
	$ 285,221
Payable to Clearing Organizations	$ 19,229

5 - EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees, as defined. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling approximately $27,700 was recognized by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

6 - REVOLVING CREDIT LINE

Under the terms of a revolving credit agreement with a bank, the Company may borrow up to $300,000, which was fully available at December 31, 2015. Principal borrowings on the line are payable on demand and interest on advances is payable monthly at the prime rate plus .5% (4% at December 31, 2015). The line is collateralized with principally all assets of the Company and calls for stockholder guarantees. The credit line agreement also calls for periodic renewals.

7 - COMMITMENTS

Leases

The Company leases office space and equipment under several short-term and long-term agreements that expire in various years through 2019. Certain of the leases provide for renewal options. The leases are classified as operating leases. The lease agreements call for monthly base rents of approximately $35,000 at December 31, 2015. Currently the Company receives a monthly credit of approximately $4,000 for space not used in the Pittsburgh location, reducing the monthly base rents to approximately $31,000. Certain of the office space leases contain provisions for

7 - COMMITMENTS (CONTINUED)

Leases (continued)

additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2015, rent expense under the leases was approximately $417,400 which is included under the captions "Occupancy and Equipment" and "Other Expenses" in the accompanying statement of income.

Approximately minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2015 for each of the next four years and in the aggregate are:

Year Ending December 31,		
2016	$	417,652
2017		430,679
2018		416,060
2019		103,588
	$	1,367,979

Affiliation Agreement

In 2015, the Company entered into a new affiliation agreement to provide certain financial services to a third-party organization. Under the terms of the agreement, the Company compensates this affiliate at certain agreed-upon rates for revenues earned on investment banking or other services generated by the affiliate. For the year ended December 31, 2015, the Company earned approximately $29,500 of revenue and incurred approximately $9,200 of fees under this agreement, which are included in the accompanying statement of income.

8 - RELATED PARTY TRANSACTIONS

The Company occasionally makes loans and advances to certain of its officers and employees. At December 31, 2015, officer and employee loans and advances totaling approximately $110,300 were outstanding and are included in the statement of financial condition under the caption "Loans and Advances Receivable - Officers and Employees". The loans and advances are due on demand and have interest rates of 1.36% and 0.20% per annum. For the statement of cash flows, cash flows from employee advances are considered operating activities, and cash flows from officer loans are considered investing activities.

9 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2015, the Company's net capital under the uniform net capital rule was approximately $150,500,

9 - NET CAPITAL REQUIREMENTS (CONTINUED)

which exceeded the minimum capital requirements by approximately $100,500. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 2 to 1.

10 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

Lally & Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of **BPU Investment Management, Inc.** as of and for the year ended December 31, 2015, and have issued our report thereon dated February 25, 2016, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of **BPU Investment Management, Inc.**'s financial statements. The supplemental information is the responsibility of **BPU Investment Management, Inc.**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 25, 2016

BPU INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

NET CAPITAL		
Stockholders' Equity	$	464,744
Deductions		
Non-allowable Assets:		
Furniture and Equipment - Net		69,664
Other Assets		236,201
Other Deductions and/or Charges		490
Haircuts on Securities Owned		7,865
		314,220
Net Capital	$	150,524
AGGREGATE INDEBTEDNESS		
Total Liabilities	$	306,733
Aggregate Indebtedness	$	306,733
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $50,000)	$	50,000
Net Capital in Excess of Amount Required		100,524
Net Capital	$	150,524
Ratio of Aggregate Indebtedness to Net Capital		204%

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2015

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2015)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report, as Originally Filed	$	150,524
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	150,524

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF EXEMPTIONS FROM RESERVE REQUIREMENTS COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2015

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Information Relating to the Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2015.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.

REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2015

Lally & Co.

CPAs and Business Advisors

BPU INVESTMENT MANAGEMENT, INC.
REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2015

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) **BPU Investment Management, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **BPU Investment Management, Inc.** claimed an exemption from 17 C.F.R. § 240.15c3-3: (the "exemption provisions") and (2) **BPU Investment Management, Inc.** stated that **BPU Investment Management, Inc.** met the identified exemption provisions throughout the most recent fiscal year except as described in its exception report. **BPU Investment Management, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **BPU Investment Management, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
March 9, 2016

SCHEDULE I

EXEMPTION REPORT

INVESTMENT MANAGEMENT INC

Celebrating a Quarter Century
Invested in Your Interests

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

March 09, 2016

Lally & Co., LLC.
5700 Corporate Drive, Suite 800
Pittsburgh, PA 15237-5851

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

BPU Investment Management, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2015 with one exception that occurred in the ordinary course of business.

While The Company has met the identified exemption provisions throughout the most recent fiscal year below is an exception that occurred along with a brief description of the nature of the exception and the date on which the exception existed.

Exception:

A customer check received on April 15, 2015 was not deposited by noon of the following business day after receipt because the check was temporarily held in a safe overnight and not processed on time the following day. The check was never deposited into a BPU Investment Management, Inc. account nor comingled with its operating funds. The check was deposited directly into the clearing broker-dealer bank account for the benefit of client on April 17, 2015.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: Paul J Brahim

Name: Paul Brahim

Title: CEO

BPU INVESTMENT MANAGEMENT, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES TO SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2015

Lally & Co.

CPAs and Business Advisors

BPU INVESTMENT MANAGEMENT, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2015

CONTENTS

Agreed-Upon Procedures Report

Exhibit

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by **BPU Investment Management, Inc.** ("Company"), Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2015 interim financial statements, and Company general ledger account analyses), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2015 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 25, 2016

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034979
BPU INVESTMENT MANAGEMENT INC.
ONE OXFORD CENTRE
301 GRANT STREET, SUITE 3300
PITTSBURGH, PA 15219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) $ 13,531

B. Less payment made with SIPC-6 filed (exclude interest) (6,916)
7/29/15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6,615

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,615

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,615

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of _______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2015
and ending Dec 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,676,110
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	925,819
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	332,572
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	422
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	600
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): reimbursed out of pocket expenses (Deductions in excess of $100,000 require documentation)	1,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $3,229	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1,199	
Enter the greater of line (i) or (ii)	3,229
Total deductions	1,263,642
2d. SIPC Net Operating Revenues	$5,412,468
2e. General Assessment @ .0025	$13,531
	(to page 1, line 2.A.)